Exhibit 3.1(b)

  Certificate of Amendment
of
Certificate of Incorporation
of
Echo Metrix, Inc.

Under Section 242 of the Delaware General Corporation Law

Echo Metrix, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1.              The Certificate of Incorporation of the Corporation is hereby amended by changing Article FOURTH, so that, as amended, said Article FOURTH shall be and read as follows:

 FOURTH:   The aggregate number of shares of capital stock which the Corporation is authorized to issue is four hundred twenty-five million (425,000,000), divided as follows:

A.   Four hundred million (400,000,000) shares of Common Stock, $0.0001 par value per share.

B.    Twenty-Five Million (25,000,000)  shares of Preferred Stock,  $0.0001 par value per share, which may be issued from time to time in one or more classes or series with such dividend rates, voting rights, rights of conversion,  rights upon dissolution or liquidation, and with such  designations  or  restrictions  thereof as shall be determined  by  resolution  adopted by the Board of  Directors  at the time such stock is issued without further approval of the shareholders.

2.      The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 2nd day of June, 2010.

/s/ Erica Zalbert
Erica Zalbert
Chief Financial Officer